yw

SEC 18005117 N

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 67979

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2018
Washington DC
408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North South Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Adams Street, Suite 2230
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris O'Donnell (312) 445-5400 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

OATH OR AFFIRMATION

I, Chris O'Donnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North South Capital, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Chris O'Donnell
Signature

Executive Vice President
Title

Notary Public

OFFICIAL SEAL
LAURA SLAGER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/03/19

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of North South Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of North South Capital, LLC, as of December 31, 2017 and 2016, the related statements of income, members' equity, changes in subordinated borrowings, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of North South Capital, LLC. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of North South Capital, LLC's management. Our responsibility is to express an opinion on North South Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North South Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital, Computation for Determination of Reserve Requirements, and Computation for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of North South Capital, LLC's financial statements. The supplemental information is the responsibility of North South Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital, Computation for Determination of Reserve Requirements, and Computation for Possession or Control Requirements are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as North South Capital, LLC.'s auditor since 2009.

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
February 9, 2018

North South Capital, LLC

Statements of Financial Condition

Assets	December 31, 2017	December 31, 2016
Cash and cash equivalents	$ 265,981	$ 342,884
Cash for the benefit of customers	100	16,099
Cash deposit with clearing organization	100,000	100,000
Secured Demand Note	150,000	100,000
Accounts receivable	231,520	170,736
Prepaid expenses and deposits	40,338	33,491
Furniture and equipment, net	6,176	10,019
Total Assets	$ 794,115	$ 773,229

Liabilities and Members' Equity

Liabilities		
Subordinated liability - SDN	$ 150,000	$ 100,000
Accounts payable	121,762	157,661
Accrued payroll and commissions	2,251	739
Accrued rent	-	-
Other current liabilities	89,116	15,555
Total liabilities	363,129	273,955
Members' Equity		
Memberships	425,000	425,000
Retained earnings (deficit)	5,987	74,274
Total members' equity	430,987	499,274
Total Liabilities and Members' Equity	$ 794,115	$ 773,229

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Income

	For the Years Ended December 31, 2017	For the Years Ended December 31, 2016
Revenues		
Commissions	$ 2,366,986	$ 2,786,129
Advisory revenue	212,282	195,803
Underwriting	525,665	422,744
Capital introduction	86,508	16,510
Interest	1,155	200
Other	2,058	26,453
Total revenues	3,194,654	3,447,839
Operating Expenses		
Compensation and benefits	1,252,300	1,072,290
Occupancy	140,009	103,453
Clearing fees	106,212	131,195
Communications	613,246	623,395
Regulatory fees	31,091	37,456
Professional fees	1,042,679	1,444,276
Other expenses	77,405	64,742
Total operating expenses	3,262,943	3,476,807
Net Income (Loss)	$ (68,287)	$ (28,967)

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Members' Equity

	Memberships	Retained Earnings (Deficit)
Balance, December 31, 2015	$ 425,000	$ 103,241
Additional capital contribution		
Return of capital		
Net income		(28,967)
Balance, December 31, 2016	425,000	74,274
Additional capital contribution		
Return of capital		
Net income		(68,287)
Balance December 31, 2017	$ 425,000	$ 5,987

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2017

Subordinated borrowings at January 1, 2017	$ 100,000
Increases:	
Issuance of subordinated note	50,000
Subordinated borrowings as of December 31, 2017	$ 150,000

North South Capital, LLC

Statements of Cash Flows

	For the Years Ended	
	December 31, 2017	December 31, 2016
Operating Activities		
Net income (loss)	$ (68,287)	$ (28,967)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,788	2,058
Changes in operating assets and liabilities		
Accounts receivable	(60,785)	(24,354)
Special Account for Customer	15,999	
Secured Demand Note	(50,000)	
Other current assets	(6,847)	3,892
Accounts payable	(34,387)	17,132
Accrued expenses	73,560	(2,630)
Net Cash Used in Operating Activities	(127,959)	(32,869)
Investing Activities		
Disposition of furniture and equipment	1,056	
Purchase of furniture and equipment		(5,860)
Net Cash Provided by (Used in) Investing Activities	1,056	(5,860)
Financing Activities		
Return of capital	-	-
Additional capital investment	-	-
Additional capital investment SDN	50,000	-
Net Cash Provided by Financing Activities	50,000	-
Decrease in Cash and Cash Equivalents	(76,903)	(38,729)
Cash and Cash Equivalents at Beginning of Year	342,884	381,613
Cash and Cash Equivalents at End of Year	$ 265,981	$ 342,884

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Notes to Financial Statements
December 31, 2017

Note 1 – Significant Accounting Policies

Description of Business

North South Capital, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Estimates and Assumptions

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Accounts Receivable

Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Property and Equipment

Purchases of property and equipment are recorded at their cost. Depreciation of $2,788 and $2,058 for the years ended December 31, 2017 and 2016 respectively has been computed using straight line rates of depreciation.

Income Taxes

The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the members rather than the Company will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements. Tax years before 2014 are no longer subject to tax examination.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company paid interest of $4,729 and $3,532, respectively and paid no taxes during the years ended December 31, 2017 and 2016.

Note 2 – Cash Segregated Under Federal Regulation

Cash of $100 in 2017 [$16,099 in 2016], has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2017	December 31, 2016
Computer equipment	$ 22,475	$ 23,274
Telephone equipment	- 0 -	7,920
Furniture and fixtures	5,136	5,136
	27,611	36,330
Less: Accumulated depreciation	21,435	26,311
Total	$ 6,176	$ 10,019

Note 4 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under these agreements are shown below:

For the Years Ended December	
2018	$ 30,473
2019	15,434
Total	$ 45,907

Rent expenses for 2017 and 2016 were $116,086 and $77,237 respectively.

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2017, the Company had net capital of $528,139 which was $278,139 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 40.35%.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2017, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1
There are no Material differences between the original Focus Filing and the Audited

Note 8 – Secured Demand Note and Subordinated Liability

The majority member of the Company provided a Secured Demand Note Receivable of $150,000 to the Company. The note is due on demand and it is non-interest bearing.

In exchange for the secured demand note, the Company provided a Subordinated Liability of $150,000 payable to the majority member. This liability is subordinated to the claims of general creditors and will mature on December 15, 2020. Interest is payable at the rate of 3% per year.

Note 9 – New Accounting Standards Mandated

1. **ASU 2014-09 as amended, Revenue from Contracts with Customers**

   Commission revenues that were recognized gross in the past, will be recognized net of customer rebates. Capital introduction and some commission revenues may be recognized net of amounts due to other participants in the transaction. These changes will result in a decrease in revenues and an equal decrease in expenses.

2. **ASU 2016-02 Accounting for Leases**

   Management has begun the process of identifying the changes needed to its accounting system related to this standard, they expect to recognize additional assets and related liabilities due to this new standard.

Note 10 - Concentrations

The Company maintains cash balances at banks. These accounts are insured by FDIC up to a maximum of $250,000 per institution. As of December 31, 2017, the Company had $15,981 in excess of that amount.

Accounts receivable are amounts due from other broker-dealers and an insurance receivable. The balance as of December 31, 2017, of $169,175 and $62,345 are unsecured.

19.5% of the company's revenues were generated from one customer during 2017

North South Capital, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2017

Net Capital		
Members' equity	$	430,987
Less: Nonallowable assets		52,848
Net capital before haircuts on security positions		378,139
Plus subordinated demand note		150,000
Haircuts on securities		-
Net capital	$	528,139
Aggregate Indebtedness	$	213,129
Net capital required based on aggregate indebtedness	$	14,209
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	278,139
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	228,139
Percentage of Aggregate Indebtedness to Net Capital		40.35%

North South Capital, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Act
December 31, 2017

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

North South Capital, LLC

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Act
December 31, 2017

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of North South Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) North South Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which North South Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) North South Capital, LLC stated that North South Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. North South Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North South Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 9, 2018

N
S

North South Capital LLC

200 West Adams • Suite 2230 • Chicago, IL 60606
Phone: 312-445-5400 • Fax: 312-445-5420
www.northsouthcap.com

North South Capital
Exemption from SEC Rule 15c3-3
January 26, 2018

The following statements are made to the best knowledge and belief of North South Capital.

1. North South Capital is exempt from the provisions of the SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): North South Capital is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

2. North South Capital met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

Chris O'Donnell

Chris O'Donnell

Executive V.P.

North South Capital, LLC

Year Ended December 31, 2017

Financial Report